Joel D. Mayersohn (954) 713-7614 jdmayersohn@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893

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MEMBER OF INTERNATIONAL

LAWYERS NETWORK

September 11, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

450 Fifth Street, N.W.

Washington, DC 20549

Re:	PainCare Holdings, Inc.

Form 10-K for the f/y/e December 31, 2006

Filed April 2, 2007

File No. 010-14160

Dear Sir or Madam:

On behalf of PainCare Holdings, Inc. (the “Company”), we hereby submit a response to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated August 28, 2007. The Company’s response below corresponds numerically to the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Consolidated Adjusted EBITDA, page 48

1.	You have included a discussion of consolidated adjusted EBITDA, a non-GAAP measure, within your Consolidated Results of Operations. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that these items have the following attributes:

•	There is a past pattern of these items occurring in each reporting period;

•	The financial impact of these items will not disappear or become immaterial in the future; and

•	There is no unusual reason that the company can substantiate to identify the special nature of these items.

United States Securities and Exchange Commission

September 11, 2007

These attributes raise significant questions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8 and 15 in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please remove this disclosure in your discussion of results of operations in future filings or demonstrate to us in disclosure-type format how your presentation of adjusted EBITDA as a performance measure provides relevant and useful information to your investors as required by Item 10(e) of Regulation S-K. If management believes this non-GAAP measure serves as a measure of leverage capacity and debt service ability, consolidated adjusted EBITDA may be discussed in your liquidity and capital resource section if the measure is a covenant in a material credit agreement. Please refer to Question 10 of the FAQ.

We have considered the position of the Staff and have decided not to include disclosure of Non-GAAP Financial Measures in our periodic reports under the Securities Exchange Act of 1934, as amended, on a going forward basis.

Very truly yours,

/s/ Joel D. Mayersohn
Joel D. Mayersohn

cc:	PainCare Holdings, Inc.

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice in this communication, including any attachments or enclosures, was not intended or written to be used, and it cannot be used, by any person or entity for the purpose of avoiding penalties imposed under the Internal Revenue Code.

PainCare Holdings, Inc.

1030 N. Orange Avenue, Suite 105

Orlando, FL 32801

September 11, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

450 Fifth Street, N.W.

Washington, DC 20549

Re:	PainCare Holdings, Inc.
Form 10-K for the f/y/e December 31, 2006
Filed April 2, 2007
File No. 010-14160

Dear Staff:

In connection with responding to the Staff’s comments to the Company’s Annual Report on Form 10-K, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not preclude the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Szporka
Mark Szporka
Chief Financial Officer